Contact

skulnikg@gmail.com

www.linkedin.com/in/gskulnik
(LinkedIn)
www.deeper-green.com
(Company)
deepergreenblog.wordpress.com
(Blog)

Top Skills

Sustainability

Brand Management

Marketing Strategy

Languages

Russian

Hebrew

Gary Skulnik

Renewable Energy Access at Scale | The Leading Software Platform for Community Solar | CEO at Neighborhood Sun | Co-founder of Clean Currents
Washington DC-Baltimore Area

Summary

CEO/Founder of Neighborhood Sun, which uses an advanced software platform called Sun Engine(tm) to acquire and manage customers for community solar and community hydro asset owners. Our experienced technology, finance, and sales teams combined with our proprietary technology gives us a clear advantage in the fast-growing Virtual Net Metering (VNM) space, which is already disrupting the utility model.

Has been in the clean energy space for more than 20 years as either an entrepreneur or an advocate, helping to turn Maryland into a national leader and bringing tens of thousands of customers into the clean energy market. A visionary leader and one of the early adopters of B Corp as a tool to make business a force for positive change.

Experience

Neighborhood Sun
CEO
January 2016 - February 2022 (6 years 2 months)
Silver Spring, Maryland

Founder and CEO of one of Maryland's first community solar companies, bringing solar power to residents, businesses, and community organizations to save them money and support clean, renewable locally produced energy. We are a social enterprise with a triple bottom-line focus, turning consumers into communities. Neighborhood Sun is your partner for community solar.
- Community outreach and customer acquisition
- Solar project development
- Customer management

We seek other community partners, including non-profits, faith institutions, businesses, and building owners, as well as other solar developers and EPCs in the Maryland, DC, and New York markets.

OurPower.Solar
Partner
July 2016 - May 2017 (11 months)
New York

OurPower.Solar is a partnership between two leading green energy marketers to promote community shared solar in New York. We bring customer acquisition and management experience for solar developers and project financiers looking to build and own projects in the community solar space. Bullfrog Power is Canada's top green energy firm, with thousands of customers across the country, who it manages on an ongoing basis. Neighborhood Sun is a community solar company based in Maryland led by Gary Skulnik, an experienced clean energy business leader who successfully acquired and managed thousands of customers in the Mid Atlantic for his previous business, Clean Currents. Together, we offer low cost and effective customer acquisition and management for your community solar project through our innovative marketing and sales approach. We already have created more than 1,000 community solar leads in the New York, and are in the process of finding many more.

Deeper Green
Owner/Marketing Consultant
March 2014 - June 2016 (2 years 4 months)
Silver Spring

We help companies speak to deeper green consumers in a way that's authentic and effective.

Deeper Green is led by a dynamic executive with ten years of experience in building and running a high end consumer facing brand at the forefront of the sustainably-minded market place.

We can provide consulting on the following items:

• New Product or Business Line Roll-out
• Brand Positioning
• Business Strategy
• Virtual Chief Marketing Officer

• Integrating Sales and Marketing

• Strategic Partnerships

• Community Engagement

• Incorporating Sustainability Practices and B Corps Certification

• Retail Energy Sales and Marketing

Clean Currents
President and Chief Revenue Officer (CMO and CSO)
September 2005 - February 2014 (8 years 6 months)

Silver Spring, Maryland

Founded and led fast growing clean energy start-up, providing executive leadership, managing all revenue generation, sales, marketing, business development, human resources, public affairs strategies, and daily operations.
* Designed and managed sales and marketing plan that grew the company to $22mm in revenue.
* Conceived and executed award winning marketing campaigns, including "Green Passport DC" and "Get Plugged In"
* Developed and managed brand position strategy
*   Created and led Community Engagement plan
* Managed a team of 18 people in sales, marketing, and customer engagement
* Oversaw all media outreach, resulting in multiple placements
* Conceived of and executed new business lines and products
* Created new strategic partnerships

In addition, provided vision for employees, wrote business plan, and set company's direction as it became a leading green brand in the Mid Atlantic.

Chesapeake Climate Action Network
Senior Lobbyist
2004 - 2007 (3 years)

I directed all legislative efforts in Maryland and the District of Columbia, helping to pass several powerful clean energy bills.

Sierra Club
Washington Representative
November 2002 - December 2003 (1 year 2 months)

I lobbied Congress on raising fuel economy standards.

Greenpeace

Media Officer
2001 - 2002 (1 year)

I traveled the U.S. and internationally with the Climate team, promoting clean energy and climate solutions through earned media.

CNN Headline News
Writer
1995 - 1998 (3 years)

I wrote daily copy under intense deadline pressure.

Education

University of Miami
MA, Communications - Journalism · (1994 - 1995)

Vassar College
Bachelor of Arts (B.A.), Religion and Political Science · (1988 - 1991)

The Hebrew University
· (1990 - 1990)

Tulane University
· (1987 - 1988)

Tulane University